January 22, 2009
VIA EDGAR
Ms. Jenifer Gallagher
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Parker Drilling Company — Request for Extension of Response Time to SEC Comment Letter dated January 12, 2009
Dear Ms. Gallagher:
     We refer you to the letter to Parker Drilling Company (the “Company”) dated January 12, 2009 (the “Comment Letter”) containing the comments of the Staff of the Securities and Exchange Commission to the Company’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 29, 2008, the Company’s Proxy Statement filed on March 21, 2008, and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2008 filed on August 11, 2008 (File No. 001-07573). Following up on the conversation of our attorney with you on January 22, 2009, we are writing to confirm his discussion with you to extend the time to respond to the Comment Letter until January 30, 2009, as the Company needs additional time to process information and formulate appropriate responses to the Comment Letter.
     We appreciate the Staff’s cooperation in this matter.
     Please telephone me at (281) 406-2000, or our attorney, David Taylor of Locke Lord Bissell & Liddell LLP at (713) 226-1496, with any additional questions or comments you may have.

Very truly yours,
/s/ Ronald C. Potter
Ronald C. Potter
Vice President and General Counsel

cc:	David Taylor Locke Lord Bissell & Liddell LLP (Via E-mail: dtaylor@lockelord.com)
1401 Enclave Parkway, Suite 600     •     Houston, Texas 77077     •     281-406-2000